UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Contact:

Alon Holdings Blue Square-Israel Ltd.

Ortal Klein

Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE ISRAEL LTD ANNOUNCES FILING OF ITS ANNUAL REPORT ON FORM 20-F

ROSH HAAYIN, Israel, April 29, 2013 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Alon Holdings”) announced that it filed on April 29, 2013 its Annual Report on Form 20-F for the year ended December 31, 2012. A copy of the Annual Report on Form 20-F is available to be viewed or downloaded on Alon Holdings' website at http://www.bsi.co.il/bsi/en/?page_id=146. In addition, shareholders of Alon Holdings may obtain, free of charge, a printed copy of Alon Holdings' complete audited financial statements, by sending a request to Alon Holdings' CFO, Mr. Dror Moran (email: cfo@bsi.co.il ), or by calling 972-3-9282220.

* * *

Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its Supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 212 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd., is one of the four largest fuel retail companies in Israel based on the number of filling stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 filling stations and 209 convenience stores in different formats in Israel. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Holdings through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

April 29, 2013	By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary